SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 23, 2016 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

Radio One, Inc. (the “Company”) has posted on its website, as of May 23, 2016, an investor presentation. The presentation, entitled “Radio One: The Urban Media Specialist - May 2016” is posted at http://www.radio-one.com/investor-relations, may be found by navigating to our website at: www.radio-one.com, selecting “Investor Relations” then “Events and Presentations” and is attached hereto as Exhibit 99.1

The investor presentation referenced in this report may be presented at meetings with investors, analysts, and others, in whole or in part and possibly with modifications, during the fiscal year ending December 31, 2016.

The investor presentation includes financial information not prepared in accordance with generally accepted accounting principles (“GAAP”). A reconciliation of the non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with generally accepted accounting principles, as required by Regulation G, is available within Exhibit 99.1 and on our website at www.radio-one.com. The Company believes that the non-GAAP financial measures provide investors additional ways to view our operations which we believe provide a more complete understanding of our business than could be obtained absent these disclosures. We believe the non-GAAP financial measures also provide investors a useful tool to assess shareholder value.

By filing this Current Report on Form 8-K and furnishing the information contained herein, the Company makes no admission as to the materiality of any information in this report that is required to be disclosed solely by reason of Regulation FD.

The information contained in the investor presentation is summary information that is intended to be considered in the context of the Company's Securities and Exchange Commission (“SEC”) filings and other public announcements that the Company may make, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is warranted. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

The information in this Current Report on Form 8-K is being “furnished” pursuant to Item 7.01 and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any Company filing, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

ITEM 9.01. Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Investor Presentation dated May 23, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

May 23, 2016

/s/ Peter D. Thompson
Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer

RADIO ONE
THE URBAN MEDIA SPECIALIST

MAY 2016

Safe Harbor Statement and Non GAAP Financial Measures

SAFE HARBOR STATEMENT

This presentation contains certain forward-looking statements regarding Radio One, Inc.'s (the "Company") business strategy and the related impact, the Company's capital plan and the continuation of current trends, future events, and the future performance of the Company. The Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements. Various factors, including risks and uncertainties referred to in the 10-K, 10-Q, and other reports the Company periodically files with the SEC, could cause the Company's actual results to differ materially from those indicated by management's projections or other forward-looking statements.

NON GAAP FINANCIAL MEASURES

In addition to financial results prepared in accordance with Generally Accepted Accounting Principles, or GAAP, this presentation may also contain certain non-GAAP financial measures. Management uses these non-GAAP measures to evaluate the Company's performance and in planning for future periods. Management believes that adjusting GAAP measures by excluding or including certain items is helpful to investors and analysts who may wish to use some or all of this information to analyze the Company's current performance, prospects, and valuation. It is important to note these non-GAAP measures involve judgment by management and should be considered in addition to, not as a substitute for, the most directly comparable measures calculated and prepared in accordance with GAAP. Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures with their most direct comparable GAAP financial measures included as an appendix to this presentation.



Alfred C. Liggins, III
*Chief Executive Officer,
President and
Treasurer*



Peter Thompson
*Chief Financial Officer,
Executive Vice
President*

- Mr. Liggins has been CEO of Radio One since 1997 and President since 1989

- Mr. Liggins joined Radio One in 1985 as an account manager at WOL-AM

- In 1987, Mr. Liggins was promoted to General Sales Manager and promoted again in 1988 to General Manager overseeing Radio One's Washington, DC operations

- Mr. Thompson has been CFO of Radio One since February 2008

- Mr. Thompson joined Radio One in October 2007, as Executive Vice President of Business Development

- Prior to working with Radio One, Mr. Thompson served as a public accountant and spent 13 years at Universal Music in the United Kingdom, including five years as CFO

The evolution of Radio One



1980
Cathy Hughes acquires first radio station, WOL-AM 1450, in Washington, D.C.
1985
Alfred Liggins joins Radio One
1987
Acquires WMMJ-FM in Washington, D.C.
1997
Alfred Liggins becomes CEO
Cathy Hughes becomes the Board's Chairperson
1999
May
Radio One completes $172 million Initial Public Offering
2001
1999 - 2001: Acquires more than 50 radio stations
2003
January
Radio One and Comcast announce JV to form TV One
2004
January
Launches TV One in 2.2 million households
December
DTV invests in TV One
2005
February
Acquires 51% stake in Reach Media for $56 million
2008
March
Launches Interactive One and purchases Community Connect
2012
Acquires additional interest in Reach Media to increase ownership stake to 80%
2015
April
Invests $5 million in MGM National Harbor
Completes acquisition of Comcast's 47.9% stake in TV One

The only integrated media company focused on African-American culture

RADIO ONE THE URBAN MEDIA SPECIALIST	**TVONE**	**REACH MEDIA**	**One**
#1 local radio in target demographic	#2 cable network in target demographic	#1 syndicated radio in target demographic	#1 digital portfolio in target demographic
15m weekly	**58m** households	**22m** weekly	**13m** monthly unique visitors
16 large urban markets 56 radio stations 150+ DJs and 100+ events	1 cable network Award-winning shows	9 celebrity personalities 'must attend' events	67 properties 15m fans + followers
Revenue **$197m (43%)** **EBITDA** **$72m (37% margin)**	**Revenue** **$184m (40%)** **EBITDA** **$67m (37% margin)**	**Revenue** **$55m (12%)** **EBITDA** **$9m (17% margin)**	**Revenue** **$21m (5%)** **EBITDA** **-$0.3m**

Note: Financial results are based on FY 2015 and exclude corporate, eliminations and other.

Key investment highlights

1 **Diversified multi-media company**
- Leading radio, TV and internet brands targeting African-Americans
- Planned company name change to UrbanOne Media and Entertainment to reflect broader business model
- Non-radio businesses are approaching 50% of total revenue and Adjusted EBITDA
- Meaningful cross-selling as a fully integrated multi-media platform

2 **Large and stable free cash flow**
- $43 million of pro forma LTM 1Q 2016 free cash flow
- Contracted affiliate fees represent 24.5% of total revenues
- Low capital expenditure intensity business

3 **Compelling growth**
- TV One is a high-growth business
  - 16.3% EBITDA growth '13A – '15A CAGR
  - 11.9% net revenue / subscriber growth '13A – '15A CAGR
- Core radio experiencing 1Q upswing in performance with positive 2Q pacings
- Benefits from 2016 political year
- Planned 4Q 2016 opening of MGM National Harbor will generate returns in 2017

4 **Undervalued stock price**
- Sum of the parts valuation reveals significant undervaluation
- Interactive One, which reaches 13 million visitors, is crossing over to positive Adjusted EBITDA
- NOL balance as of 3/31/2016 of $923 million

5 **Compelling target demographics**
- $2.6bn spent on media targeting African-Americans in the US during 2013
- Fast growing demographic: 5.9% '14E – '19E CAGR vs. 4.4% for the general population
- Heavy users of audio / video media, video games and social media
- TV One viewers and Radio One listeners participate less in digital transition given slightly older age skew

6 **Diversified advertiser base**
- No customer concentration / key customer risk
- Strong, defensible positions in local communities
- Conduit for politicians to reach a key demographic constituency

7 **Experienced management team**
- Created and managed TV One from launch
- Long-standing radio expertise

Compelling demographic and consumer trends

Large US African-American population base in 2014

~42.1 million
13.2% of US population

Projected US African-American population growth 2014–2019

+2.5 million
14.3% of US population

Projected US African-American population growth 2014–2019

5.9% African-American vs. **4.4%** General

African-American consumer spending in 2014

~$1.1 trillion

Projected increase in African-American consumer spending 2014–2019

+$261.3 billion
+27.2%

92%
% of African-Americans who listen to Radio for 12+ hours per week
(2% more than general markets)

44 hours
Average TV hours watched by African-Americans per week
(42% more than total population)

9 hours
Average weekly time spent on App/Web on a smartphone
(15% more than total population)

2014 US Population


African American
13.2%
Hispanic
17.4%
All others
69.4%

Non-white population is projected to cross over >50% of the total US population in

2044

Median viewer / listener age

TV One
Overall: 49
35% Male / 65% Female

Radio One
Mainstream: 32
UAC: 50
Praise: 49
BOOM: 39

Source: Nielsen Total Audience Report Q4 2015.
Nielsen Powerful. Growing. Influential. The African-American Consumer, 9/25/2014.
"The Multicultural Economy 2014" Selig Center for Economic Growth, Terry College of Business, The University of Georgia, 2014.
US Census Bureau, Projections of the Size and Composition of the U.S. Population: 2014 to 2060, March 2015.
Nielsen Audio Winter 2016 PPM Estimates.

Advertisers have fewer choices for targeting African-Americans than those seeking to market to Hispanics

The number of cable networks for Hispanics is 5x the number of African-Americans networks

African-American networks



Hispanic networks



# of African-American cable networks:
8

# of Hispanic cable networks:
40

Radio is the leading reach platform in the U.S.

Radio Reaches over 93% of adult consumers on a weekly basis

- Over 265 million people listen to radio each week
- 95% of adults 35-49 listen to radio each week and 75% of them work full-time

Over 91% of African-Americans, or 31 million individuals, are reached by radio each week

- African-Americans are the heaviest consumers of radio with nearly 13 hours of listening each week
- In the top 50 African-American designated market areas (DMAs), radio reaches 94% of African-Americans with household incomes above $75K and 93% of African-American college graduates

Urban Contemporary radio listening is continuing to grow and is currently at an all-time high

- Format has grown by a tenth of a share each month during 2016
- Urban radio reaches Millennials. Among the core 18-34 demographic, Urban Contemporary radio ranks fourth in Nielsen's March 2016 National PPM Format Trends

Source: Nielsen State Of The Media: Audio Today, February 2016.
Nielsen African-American Consumers-the untold story 2015.
Nielsen Powerful. Growing. Influential. The African-American Consumer, 9/25/2014.
Radio Advertising Bureau Revenue Release, March 3, 2016.
Inside Radio, May 2, 2016.



Radio One overview

The largest radio broadcaster primarily targeting the African-American community



Indianapolis
WHHH-FM
WTLC-FM
WNOU-FM
WTLC-AM
WDNI-CD[2]
Columbus
WCKX-FM
WXMG-FM
WBMO-FM
WJYD-FM
Detroit
WPZR-FM
WDMK-FM
WCHB-AM
WGPR-FM
Cleveland
WENZ-FM
WERE-AM
WZAK-FM
WJMO-AM
Baltimore
WERQ-FM
WWIN-FM
WOLB-AM
WWIN-AM
Boston
WILD-AM[1]
Philadelphia
WPPZ-FM
WPHI-FM
WRNB-FM
Cincinnati
WIZF-FM
WOSL-FM
WDBZ-AM
St. Louis
WFUN-FM
WHHL-FM
Washington, DC
WKYS-FM
WMMJ-FM
WPRS-FM
WYCB-AM
WOL-AM
Dallas
KBFB-FM
KSOC-FM
Raleigh-Durham
WQOK-FM
WFXK-FM
WFXC-FM
WNNL-FM
Richmond
WCDX-FM
WPZZ-FM
WKJM-FM
WKJS-FM
WTPS-AM
Houston
KMJQ-FM
KBXX-FM
KROI-FM
Atlanta
WPZE-FM
WHTA-FM
WAMJ-FM
WUMJ-FM
Charlotte
WPZS-FM
WOSF-FM
WQNC-FM

- 56 radio stations owned / operated in 16 of the top 33 urban markets
- Radio One programming is available on over 200 non-Radio One stations
- 15 million listeners weekly
- National leader in African-American syndicated programming

Source: Nielsen Audio and company filings.

(1) On February 3, 2014, the Company executed a new TBA, effective December 1, 2013, for its remaining station in Boston, WILD-AM. The TBA has a three-year term, and at the conclusion of the TBA, WILD-AM will be conveyed to Radio Boston Broadcasting, Inc., an affiliate of Pacific Media International, LLC.

(2) WDNI-CD (formerly WDNI-LP), is a low power television station.

Leading positions in key radio markets

Market	Radio One: Number of Stations[1] FM	Radio One: Number of Stations[1] AM	Radio One: Average audience share[2]	African-American rank[3]	Estimated Metro populations (mm)[3]: Total (mm)	Estimated Metro populations (mm)[3]: African-American	Estimated Metro populations (mm)[3]: % African-American
Atlanta	4	–	13.6	2	4.6	1.5	33.6%
Washington, DC	3	2	10.5	4	4.9	1.3	26.7%
Houston	3	–	12.8	5	5.5	1.0	17.4%
Philadelphia	3	–	7.8	6	4.6	0.9	20.5%
Dallas	2	–	5.4	7	5.8	0.9	16.0%
Detroit	3	1	10.2	8	3.8	0.8	22.0%
Baltimore	2	2	14.8	11	2.4	0.7	28.8%
Charlotte	3	–	14.2	13	2.2	0.5	22.6%
St. Louis	2	–	9.7	16	2.3	0.4	18.6%
Cleveland	2	2	12.4	18	1.8	0.4	19.9%
Raleigh-Durham	4	–	17.1	19	1.5	0.3	22.7%
Boston[5]	–	1	N/A	20	4.2	0.3	7.5%
Richmond[4]	4	1	21.1	21	1.0	0.3	30.2%
Columbus, OH	4	–	7.1	26	1.6	0.3	16.0%
Indianapolis	3	1	14.3	28	1.5	0.2	16.1%
Cincinnati	2	1	6.9	34	1.8	0.2	12.6%
Total	**44**	**11**			**49.5**	**10.2**	**20.6%**

(1) WDNI-CD (formerly WDNI-LP), the low power television station that we operate in Indianapolis is not included in this table and constitutes the 56th broadcast station.

(2) Audience share data are for the 12+ demographic and derived from the Nielsen Survey ending with the Fall 2015 Nielsen Survey.

(3) Population estimates are from the Nielsen Radio Market Survey Population, Rankings and Information, Fall 2015.

(4) Richmond is the only market in which we operate using the diary methodology of audience measurement.

(5) We retain ownership of a station in Boston; however, that station is the subject of a TBA and is not operated by us. Therefore, we do not subscribe to Nielsen for our Boston market.















TV One overview

Empire
RICKEY SMILEY
Chasing Waterfalls
unSung
FATAL ATTRACTION
THE DATING GAME$

- **#2 cable network targeting African-Americans**
  - Highest composition of African-American viewers (88% of audience)
  - Current Nielsen subscribers of 58 million
- **24 hour network encompassing rich diversity of black life in America**
  - TV One posted 5 consecutive quarters of y-o-y gains in Prime among P25-54 & HH, 4Q14-4Q15
  - In 2015, TV One was the Top Cable Growth network among our competitive set (BET, WEtv, OWN, MTV2, Lifetime, VH1, TNT, Bravo, Centric, UPtv & Oxygen)
  - TV One made history with 1Q15 posting the network's best Quarterly performance of All Time
- **Continued strong operating performance**
  - 2015 revenue increased ~17% y-o-y to $183.6 million
  - 2015 Adjusted EBITDA increased ~27% y-o-y to $67.4 million









Subscriber monetization trends ($/subscriber)



Revenue composition



Nielsen subscribers and household ratings



Source: Nielsen, National TV Toolbox, L3, (12/29/14 - 12/27/15).

EBITDA and margin



TV One distribution agreements

	3/31/16 Subscribers	Subscriber Upside Potential	Term
DIRECTV (1)	14.9		Apr-16
COMCAST	13.9	3.0 - 4.0	Jan-25
TimeWarner	7.4		Mar-23
AT&T (1)	5.2		Jun-26
verizon	4.6		Sep-20
NCTC / Other	1.8		Sep-21
CABLEVISION	1.7		Dec-18
Charter	1.0	1.5 - 2.5	Mar-23
COX	1.0	0.4	May-16
dish	–	TBD	TBD
nielsen	57.9		

Folding into current AT&T deal

All MSOs' contracts reflect same rate card with planned annual escalators

Note Current Commercial Load - 14mins/hr on an average monthly basis (inclusive of 2 mins local, but not any promotional).
New Contracts Commercial Load - 18mins/hr monthly average (inclusive of 2mins local and any promotional time), but not implemented until all deals are done.

(1) DirecTV is operating under AT&T's affiliate contract.











Reach Media overview

Leading radio show syndication network of African-American programming & content

- Reach syndicated radio shows dominate urban adult contemporary, urban and inspirational programming
  - The Tom Joyner Morning Show
  - The Get Up with Erica Campbell Show
  - The DL Hughley Show
  - The Rickey Smiley Morning Show
  - The Russ Parr Morning Show
  - The Keepin' It Real with Reverend Al Sharpton Show
  - The Willie Moore Jr. Show – Afternoon Inspiration
  - The Nightly Spirit with Darlene McCoy Show
  - The Ed Lover Show – Mornings
- Exposure to nearly 90% of the African-American population







Reach Digital has 35 million page views and 4 million unique visitors per month

Reach Destination Events and Initiatives generate sponsorships and enhance community relationships



Interactive One overview

Fast-growing and valuable audience of 13 million monthly unique visitors

- Coveted hard-to-reach audience
- Highly engaged on platform
- High monetization per user
- In December 2014, Interactive One acquired the Global Grind brand and website
  - Investment diversifies the platform in the entertainment industry while still focusing on the African-American demographic



Significant growth opportunities

- Growth in users as target audience continues to expand
- Growth in annual revenue per user from expansion of video, mobile and social
- Growth in alliance partnerships (licensing, jobs, local partnerships) by profitably leveraging current offering
- Further benefit from cross-selling opportunities as digital becomes the focus of more marketers





One
13m
MONTHLY Unique Visitors ACROSS OUR PLATFORM
15m
FACEBOOK & TWITTER FANS
400+
ORIGINAL STORIES EVERY WEEK
55
LOCAL CONTENT SITES
143m
MONTHLY PAGE VIEWS

Source: Comscore and Google Analytics.

There's nothing else like us out there


Television
Radio
Digital
Social
Live Events
Intelligence
Influencer Network
Branded Content
one solution



























Diversified advertiser base

Uniquely, vertically integrated multi-media platform

	TV (HH)	DIGITAL (UVS)	NATIONAL RADIO (LISTENERS)	LOCAL RADIO (LISTENERS)
One Solution	**58m**	**13m**	**26m**	**15m**
BET	89m	9m	0m	0m
ESSENCE	0m	2m	0m	0m

Radio One is the **ONLY minority owned media entity** at scale that targets the African-American community, which makes us **more credible** with the audience and helps advertisers **reach minority spend targets**

Source: Comscore.
Google Analytics.
Nielsen African American-Consumers-the untold story 2015.
Nielsen Powerful. Growing. Influential. The African-American Consumer, 9/25/2014.
Inside Radio, May 2, 2016.

Radio One – The Urban Media Specialist


one
solution

MGM National Harbor investment

Further diversifies Radio One's platform in the entertainment industry while still focusing on its core demographic

- Following its $5 million investment in April 2015, Radio One will invest an additional $35 million from cash in 4Q 2016
- MGM National Harbor anticipated to be completed in 4Q 2016
- In return, Radio One receives:
  - 6.7% ownership
  - 1% of net gaming revenue, expected to commence in 2017
  - $1 million in advertising revenue from MGM for 5 years, expected to commence in 2016
- MGM National Harbor expected to generate net gaming revenues of $712.6 million in 2019 [1]


RADIO ONE

Radio One Headquarters
Silver Spring, Maryland





MGM National Harbor
Prince George's County, Maryland

(1) Cummings Associates, Projected Gaming Revenues and Impacts of Proposed New Casinos in Prince George's Country, Maryland., December 18, 2013.



Financial highlights

Recent 1Q 2016 results

($ in millions)

Segment	Revenue Q1 2015	Revenue Q1 2016	Revenue change	EBITDA Q1 2015	EBITDA Q1 2016	EBITDA change	Commentary
RADIO ONE	$45.0	$44.8	(0.5%)	$13.9	$15.5	11.1%	▪ Sequential monthly improvement in advertising in 1Q 2016 ▪ Strong political revenues with expectations for continued strength throughout the remainder of 2016 ▪ Operating expenses were down 6% driven by cost cutting efforts
TV one	$45.7	$49.5	8.2%	$16.0	$18.5	15.8%	▪ Strong growth in both advertising (+3.5%) and affiliate revenues (+12.3%) ▪ Operating expenses were up 4% driven by higher marketing spending and content amortization
REACH MEDIA	$10.7	$11.0	2.5%	$2.0	$2.2	10.4%	▪ Revenues increased from $10.7 to $11.0 million ▪ Operating expenses remained flat
One	$5.7	$5.4	(5.6%)	$0.1	$0.2	NM	▪ Revenue decrease due to decline in alliance revenues ▪ Best first quarter for direct advertising revenue ▪ Operating expenses were down 8% due to lower traffic acquisition costs and programming expenses
Total	$105.8	$109.1	3.1%	$27.1	$30.7	13.4%	▪ All segments posted double digit Adjusted EBITDA growth

Recent financial performance ('13 – '15)

($ in millions)

Segment	Revenue	EBITDA	Commentary
RADIO ONE	CAGR: (5.8%) 2013A: $222.5 2014A: $213.0 2015A: $197.4	CAGR: (12.5%) 2013A: $94.2 2014A: $85.5 2015A: $72.2	▪ Radio and Reach now under single leadership ▪ Ongoing cost saving efforts ▪ Ratings improvements in key markets ▪ Sales turnaround in Washington D.C. and Houston
TV ONE	CAGR: 10.8% 2013A: $149.5 2014A: $157.1 2015A: $183.6	CAGR: 16.3% 2013A: $49.8 2014A: $53.2 2015A: $67.4	▪ Advertising revenue '13A – '15A CAGR: 6.5% ▪ Affiliate revenue '13A – '15A : 15.3% ▪ Contractual affiliate fee increases ▪ Focus on higher margin programming ▪ Empire acquisition
REACH MEDIA	CAGR: (1.7%) 2013A: $56.7 2014A: $52.5 2015A: $54.8	CAGR: 24.8% 2013A: $5.9 2014A: $1.7 2015A: $9.2	▪ Contractual talent compensation savings ▪ Further talent diversification
One	CAGR: (9.1%) 2013A: $25.6 2014A: $24.3 2015A: $21.2	CAGR: NA 2013A: $0.5 2014A: $1.4 2015A: ($0.3)	▪ Breakeven business on $20+m revenue ▪ Hired digital consultant to improve margin ▪ Appointed new President ▪ Direct ad sales momentum
Total	CAGR: 0.2% 2013A: $448.7 2014A: $441.4 2015A: $450.9	CAGR: (1.5%) 2013A: $129.4 2014A: $121.4 2015A: $125.5	▪ 2016 Adjusted EBITDA guidance of $133m - $137m





















Summary free cash flow profile

($ in millions)	Pro forma 2015	LTM 3/31/16
Adjusted EBITDA	**$125.5**	**$129.1**
(-) Minority interest and other	(3.3)	(3.8)
Attributable EBITDA	**$122.1**	**$125.3**
(-) Cash Interest [1]	76.0	76.3
(-) Capital expenditures	7.5	5.9
(-) Cash Taxes	0.3	0.4
Free cash flow	**$38.3**	**$42.8**

(1) 2015 pro forma for full year impact of debt refinancing and Comcast buyout.

Current Radio One capitalization

($ in millions)	Rate	Maturity	Pro forma As of 3/31/16	Cum. leverage	As of 5/9/16 Price	As of 5/9/16 YTW	Call Date	Call Price	Rating Moody's / S&P
Cash			$55						
Term Loan	L + 450	12/31/18	$347		NA	NA			B2 / B
Senior Secured Notes	7.375%	4/15/22	350		95.250	8.410%	4/15/18	103.69	B2 / B
Total secured debt			**$697**	**5.4x**					
Senior Subordinated Notes	9.250%	2/15/20	315		84.500	14.750%	2/15/17	104.63	Caa2 / CCC
Senior Subordinated Notes (Comcast Notes)	10.470%	4/17/19	12						
Total debt			**$1,024**	**8.0x**					
Net debt			**$969**	**7.5x**					
LTM Adj. EBITDA			**$129**						
Corporate rating			B3 / B-						

Total cash and debt balances are pro forma for a repurchase of ~$20 million of 9.250% Senior Subordinated Notes during the second quarter of 2016

Trading and valuation overview of peers

($ in millions, except per share amounts)	Radio One (1)	Radio companies: Entercom (2)	Radio companies: Townsquare (2)	Cable companies: AMC Networks	Cable companies: Discovery	Cable companies: Scripps Networks Interactive
Share price (5/17/16)	$2.26	$11.49	$8.72	$65.02	$27.45	$64.49
Equity value	**$112**	**$471**	**$243**	**$4,713**	**$15,419**	**$8,318**
(+) Debt, preferred and minority interest	1,024	498	599	2,982	7,475	3,790
(–) Cash	(55)	(15)	(33)	(316)	(390)	(223)
Enterprise value (5/17/16)	**$1,081**	**$954**	**$809**	**$7,379**	**$22,504**	**$11,884**
Net debt / LTM EBITDA	7.5x	4.0x	5.5x	3.2x	3.0x	2.8x
Enterprise value / 2016E EBITDA	8.0x	8.3x	7.4x	8.4x	9.3x	8.6x

(1) Radio One is guiding 2016E Adjusted EBITDA in the range of $133 and $137 million.
(2) Estimates based on average of Wall Street research.

Radio One's businesses are significantly undervalued

($ in millions, except per share amounts)

Segment	PF 2016E EBITDA	Illustrative multiples Current	Illustrative multiples Upside	Illustrative valuation Current	Illustrative valuation Upside
TV One	$75	8.0x	9.3x	$601	$698
Radio One / Reach Media / Interactive One[1]	60	8.0x	8.3x	480	498
Total	**$135**			**$1,081**	**$1,196**
Implied 2016E EV / EBITDA				**8.0x**	**8.9x**
Stock price				$2.26	$4.78
vs. Current stock price (% difference)					*111.5%*

Equity upside driven by sizeable NOL balance ($923mm), Company investments (MGM National Harbor), and undervalued growth prospects of TV One business and Radio One assets

(1) Includes Corporate, Eliminations, and Others.

RADIO
ONE
THE URBAN MEDIA SPECIALIST

www.home.radio-one.com

Reconciliation of Non GAAP measure to GAAP measure

The reconciliation of net loss to adjusted EBITDA is as follows:

	For the Years Ended December 31,		
	2015	2014	2013
	(In thousands)		
Adjusted EBITDA reconciliation:			
Consolidated net loss applicable to common stockholders, as reported	$ (74,022)	$ (62,670)	$ (61,981)
Interest income	(102)	(366)	(245)
Interest expense	80,038	79,810	89,196
Provision for income taxes	15,058	34,814	28,719
Depreciation and amortization	35,355	36,822	37,870
EBITDA	$ 56,327	$ 88,410	$ 93,559
Stock-based compensation	5,107	1,594	191
Loss on retirement of debt	7,091	5,679	—
Other expense (income), net	216	(32)	(307)
Noncontrolling interests in income of subsidiaries	7,888	19,930	18,471
Impairment of long-lived assets	41,211	—	14,880
Employment Agreement and incentive plan award expenses	4,884	4,606	2,301
Severance related costs	2,746	1,201	1,233
Income from discontinued operations, net of tax	—	—	(885)
Adjusted EBITDA	$ 125,470	$ 121,388	$ 129,443

	Three Months Ended March 31,	
	2016	2015
	(In thousands)	
Adjusted EBITDA reconciliation:		
Consolidated net loss attributable to common stockholders, as reported	$ (3,947)	$ (18,489
Add back non-station operating income items included in consolidated net loss:		
Interest income	(68)	(7)
Interest expense	20,638	19,245
Provision for income taxes	1,775	8,530
Depreciation and amortization	8,682	9,088
EBITDA	$ 27,080	$ 18,367
Stock-based compensation	772	1,581
Other income, net	(11)	(152)
Noncontrolling interests in income of subsidiaries	421	6,466
Employment Agreement Award and incentive plan award expenses	2,239	368
Severance related costs	231	475
Adjusted EBITDA	$ 30,732	$ 27,105